Exhibit 99.1

BIOPHYTIS REPORTS ITS PROVISIONAL FINANCIAL RESULTS

AND PROVIDES ITS STRATEGIC OUTLOOK

Paris (France) and Cambridge (Massachusetts, U.S.), July 1st, 2026, at 07:00am CET – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company specializing in the development of treatments for age-related diseases, today reports its provisional, unaudited financial results for the fiscal year 2025 and provides an update on its strategic outlook.

Stanislas Veillet, Chairman and Chief Executive Officer of Biophytis, stated: “2025 was a transformative year for Biophytis. We successfully finalized our strategic agreement with our Asian partners to establish a joint venture in Hong Kong, paving the way for the world’s first Phase 3 clinical trial in sarcopenia. At the same time, we significantly strengthened our financial structure and enhanced our drug discovery platform. These achievements position Biophytis to sustainably transform the lives of millions of patients living with sarcopenia and obesity, while creating long-term value for our shareholders.”

Key Highlights of 2025 and Early 2026

Execution of the Company’s Asian Strategy in Sarcopenia

Following the entry into exclusive negotiations with Chinese partners at the beginning of 2025 for the co-development of BIO101 in sarcopenia, Biophytis successfully concluded these discussions with the signing of a memorandum of understanding to establish a Hong Kong-based joint venture, Biophytis Biopharmaceutical Holding LTD, intended to accelerate the development and commercialization of BIO101 for sarcopenia across Asian markets (China, South Korea and Japan).

Under this agreement, the Asian partners have committed to invest up to US$20 million in the joint venture over a three-year period. On June 2, 2026, Biophytis also announced the submission of the joint venture registration filing, a key milestone preceding the payment by the partners of the first US$3 million tranche.

Major Regulatory and Clinical Progress

During the year, Biophytis achieved several key regulatory milestones across its flagship programs:

▪	SARA Program in Sarcopenia: Following the receipt of the required approvals for its Phase 3 SARA-31 study in Europe (positive opinion from the EMA and authorization from the Belgian competent authorities) and in the United States, Biophytis is actively pursuing the additional regulatory approvals required in China and Japan to initiate the study, which is expected to begin during the second half of 2026.

▪	OBA Program in Obesity: Biophytis received a positive opinion from the EMA on the first part of its Phase 2 Clinical Trial Application and secured non-dilutive public funding from EMBRAPII in Brazil, together with agreements with leading local clinical centers. The OBA study will evaluate BIO101 in combination with GLP-1 receptor agonists (GLP-1 RAs), with the objective of preserving muscle mass while promoting weight loss.

The Company also continued its active engagement with the scientific community to promote the potential of its lead drug candidate, BIO101, in preserving muscle strength and mobility, notably during the ICFSR Congress held in March 2026.

Strengthening the AI-Driven Drug Discovery Platform

Biophytis strengthened its alliance with Lynx Analytics to accelerate the discovery of novel longevity-focused molecules through artificial intelligence. This partnership aims to generate revenue through a computational longevity platform and new drug discovery approaches.

The Company also participated in NVIDIA GTC in March 2026, illustrating its positioning at the intersection of biotechnology and artificial intelligence.

Reminder of Biophytis’ Strategy

The Company’s roadmap is structured around three strategic priorities:

-	Launch of the Phase 3 study in sarcopenia: Through its Asian joint venture, Biophytis intends to initiate the Phase 3 clinical development of its SARA program, the first Phase 3 program worldwide in this indication, to be conducted across Europe and Asia in order to address the growing prevalence of sarcopenia and access the most attractive markets.

-	Launch of the Phase 2 study in obesity: Biophytis intends to initiate the OBA study as soon as possible to evaluate the efficacy of BIO101 in combination with GLP-1 receptor agonists (GLP-1 RAs) in obese patients, with clinical development spanning the United States, Brazil and Europe.

-	Strengthening the research platform: Biophytis continues to modernize its research platform by integrating disruptive technologies and artificial intelligence to accelerate the identification of new drug candidates and the exploration of novel therapeutic targets.

Financing the Roadmap

Consistent with its business model, the Company continues to actively pursue partnership agreements and collaborations across the Americas, Europe and Asia, including the licensing and/or co-development agreements signed with Blanver for Latin America and the joint venture agreement in China. Biophytis also continues to seek additional equity financing and to strengthen its financial structure, with the objective of funding its research and development activities in its core indications (sarcopenia and obesity), as well as the modernization of its drug discovery platform.

Update on the Audit Process and Euronext Growth Listing

The 2025 statutory financial information presented in this press release has been prepared by Management and constitutes provisional, unaudited financial information, which remains subject to adjustment following the completion of the financial statement closing process and the audit procedures. The financial closing process, preparation of the financial statements and compilation of the audit documentation are ongoing, and the statutory auditors have commenced their audit procedures. The Company expects to publish its audited financial statements by the end of July 2026, subject to the completion of the financial statements, the availability of all information required for the audit procedures and the completion of the statutory auditors’ work.

The Company reminds the market that trading in its shares on Euronext Growth Paris has been suspended since June 15, 2026, in accordance with applicable market rules. This suspension results from the failure to publish the annual financial report for the fiscal year ended December 31, 2025 within the applicable regulatory deadline, due to operational delays in the preparation of the financial statements and the completion of the audit. Trading on Euronext Growth Paris is expected to resume following the publication of the audited financial statements, by the end of July 2026.

Biophytis SA is reporting its provisional 2025 results in separate financial statements (PCG), in accordance with its listing status on Euronext Growth and the small size of its group (total assets: <€20 million, workforce: <250 employees, no revenue for any of the group’s entities). Although the scope differs from that of the IFRS consolidated financial statements published in 2024, and the 2025 provisional data are not directly comparable, this presentation accurately reflects the Company’s economic reality and complies with Article L. 233-16 of the French Commercial Code.

A comparative table is attached to ensure transparency.

Amounts in € thousands	Company	Consolidated
Provisional and unaudited	31.12.2025	31.12.2025
Revenues	-	-
Net income	-7 796	-8 159
Equity	-8 446	8 964

Cash Position and Going Concern

Provisional and unaudited cash and cash equivalents amounted to €190 thousand as of December 31, 2025, compared with €72 thousand as of December 31, 2024.

The Company’s cash and cash equivalents are not sufficient to finance its operations over the next twelve months. Accordingly, there is a material uncertainty regarding the Company’s ability to continue as a going concern.

As of the date these provisional unaudited financial statements were approved and based on the refinancing transactions completed during the first half of 2026, the Company’s current plans and assumptions, as well as the availability of the Hexagon bond financing facility once trading has resumed, the Company believes that it will be able to finance its operations until September 30, 2026.

Shareholders’ Equity and Financing Transactions

During fiscal year 2025 and early 2026, Biophytis completed several transactions aimed at strengthening its shareholders’ equity and cash position in order to support its short-term financial stability, including:

-	January 8, 2025: €2.5 million cash injection, combined with a debt conversion of up to €6.1 million;

-	March 26, 2025: €2.6 million private placement with qualified investors;

-	August 2025: establishment of a non-dilutive bond financing facility with Hexagon Capital Fund, with an initial maximum amount of €1 million;

-	February 27, 2026: increase of the maximum amount available under the bond financing facility to €2 million, extending the Company’s cash runway by approximately four months;

-	March 11, 2026: capital increase generating gross proceeds of €2.02 million, together with the full repayment of the variable-rate convertible debt held by Atlas in the amount of €1.02 million and the rescheduling of the €1.23 million Kreos Capital debt;

-	May 27, 2026: Biophytis signed an amendment to its bond financing facility with Hexagon Capital Fund, making the €2 million drawing capacity renewable. This amendment optimizes the terms of the existing facility by enhancing its financing capacity without increasing the overall debt ceiling.

Provisional Unaudited Financial Debt and Current Liabilities

Amounts in € thousands	Dec. 31, 2024	Dec. 31, 2025
	12 months	12 months	Change
Bond borrowings	5 953	4272	-1 681	-28%
Current liabilities	6 439	7331	892	14%
Other current liabilities	115	341	226	197%
Total Financial Debt and Current Liabilities	12 506	11 944	-562	-4%

Total financial debt and current liabilities amounted to €12.5 million as of December 31, 2025, a decrease of €0.6 million (-5%) compared with December 31, 2024. This change was primarily driven by a €1.7 million (-28%) reduction in bond debt, reflecting the financial restructuring measures implemented by the Company, partially offset by a €0.9 million increase in current liabilities.

Provisional Unaudited Operating Results

Amounts in € thousands	Dec. 31, 2024	Dec. 31, 2025
	12 months	12 months	Change
Revenue	-	-
Net research and development expenses	-5 434	-3 012	2 422	-45%
General and administrative expenses	-3 031	-4 436	-1 405	46%
Operating loss	-8 465	-7 447	1 018	-12%
Financial expenses	-1 493	-642	851	-57%
Financial income	572	293	-279	-49%
Financial result	-921	-349	572	-62%
Net loss	-9 386	-7 796	1 590	-17%

Significant Reduction in Operating Loss

Net loss amounted to €7.8 million for the fiscal year ended December 31, 2025, compared with €9.4 million in 2024, representing an improvement of €1.6 million (-17%). This improvement reflects the Company’s continued focus on controlling operating expenses, driven by a reduction in net research and development expenses (-18%) and general and administrative expenses (-15%), as well as an improvement in the financial result, primarily resulting from a significant decrease in financial expenses (-57%).

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About Biophytis

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age- related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Biophytis Contact

Investor relations

investors@biophytis.com

Media relations

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50